Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors of South Bow Corporation

We, KPMG LLP, consent to the use of our report dated April 10, 2024 on the financial statements of South Bow Corporation (the “Corporation”) which comprise the balance sheet as of December 31, 2023, the statements of income and changes in equity for the period from incorporation on December 15, 2023 to December 31, 2023, and the notes to the financial statements, including a summary of significant accounting policies, which is included in the Notice of Meeting and Management Information Circular of TC Energy Corporation dated April 10, 2024 and incorporated by reference in this registration statement on Form S-8 of the Corporation dated October 15, 2024.

/s/ KPMG LLP

Chartered Professional Accountants

October 15, 2024

Calgary, Canada